DAVID I. MEYERS 804.697.1239 telephone 804.698.5176 facsimile david.meyers@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Troutman Sanders Building 1001 Haxall Point P.O. Box 1122 (23218-1122) Richmond, Virginia 23219 804.697.1200 telephone troutmansanders.com

July 9, 2013

By EDGAR Transmission

and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Attention:	Mr. Jeffrey P. Riedler
Assistant Director

RE:	Intrexon Corporation
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted June 17, 2013
CIK No. 0001356090

Dear Mr. Riedler:

As counsel to Intrexon Corporation (the “Company”), I am transmitting herewith for filing pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), the above referenced Registration Statement on Form S-1 (the “Registration Statement”), together with the Company’s responses to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), contained in its comment letter to Mr. Randal J. Kirk, dated July 2, 2013 (the “Comment Letter”).

The Registration Statement is being filed with the Commission and reflects certain revisions to the initial Registration Statement, as confidentially submitted to the Commission on May 10, 2013, and amended on May 31, 2013 and June 17, 2013, in response to the Comment Letter, as well as certain other updated information. Set forth below are the Company’s responses to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Company. All references below to specific paragraphs, pages and captioned sections are to the paragraphs, pages and captioned sections of the Registration Statement.

In addition, we are providing a complete paper courtesy package to each person listed in the Staff’s letter. Each courtesy package includes a marked and unmarked copy of the confidentially submitted Registration Statement, and the Company’s response to the Staff’s Comment Letter.

ATLANTA         BEIJING         CHICAGO         HONG KONG         NEW YORK         NORFOLK         ORANGE COUNTY         PORTLAND

RALEIGH         RICHMOND         SAN DIEGO         SHANGHAI         TYSONS CORNER         VIRGINIA BEACH         WASHINGTON, DC

Jeffrey P. Riedler

Securities and Exchange Commission

July 9, 2013

Prospectus Summary

Company overview, page 1

1.	We note your response to our prior comment 10. Please expand your disclosure in this section to provide a brief description of your technology platforms.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has expanded its disclosure on pages 1-2 of the Registration Statement to provide a brief description of its technology platforms.

Gene Summary consolidated financial data, page 8

Selected consolidated financial data, page 50

2.	The identification of some columns of financial data as “unaudited” may give an investor the impression that the other columns are audited. We believe your disclosure in the introductory paragraph of these sections is sufficient to highlight to investors which financial data have been derived from audited or unaudited financial statements. Please revise your disclosure to remove any label identifying the columns as unaudited.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure to remove labels identifying such columns as unaudited.

Risk Factors

We may be sued for product liability, page 20

3.	We note your response to our prior comment 16. Please expand your disclosure to quantify the amount of product liability insurance which is considered standard for the industry.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has expanded its disclosure on page 20 of the Registration Statement.

Jeffrey P. Riedler

Securities and Exchange Commission

July 9, 2013

Risks related to our intellectual property, page 26

Our ability to compete may decline if we do not adequately protect our…, page 26

4.	We note your response to our prior comment 18. Please revise your disclosure in this risk factor to provide a description of your patents or pending patent applications relating to your key technology platforms, provide the foreign jurisdictions in which you have issued or pending applications relating to your key technologies and the expiration date of such U.S. and foreign patents as you have done on page 104.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 26 of the Registration Statement to provide a description of the patents and pending patent applications relating to the Company’s key technology platforms, provide the foreign jurisdictions in which the Company has issued or pending applications relating to its key technologies and the expiration date of such U.S. and foreign patents.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and development expenses, page 55

5.	Please refer to prior comment 27. We continue to believe that your disclosure does not provide investors with an adequate understanding of the nature of your research and development activities. Please provide for each period presented a separate quantification of research and development expenses for costs to improve your platform technologies and costs incurred to develop specific applications of your technologies in support of ECC collaborations.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 56 of the Registration Statement to provide for each period presented a separate quantification of research and development expenses for costs to improve its platform technologies and costs incurred to develop specific applications of its technologies in support of ECC collaborations.

Jeffrey P. Riedler

Securities and Exchange Commission

July 9, 2013

Critical Accounting Policies and Estimates

Share-Based Compensation, page 75

6.	Please refer to prior comment 29. We acknowledge your existing disclosure. Prior to the effective date, please update your filing with additional disclosure that progressively bridges from your latest price per share to the mid-point of your estimated IPO price range. Reconcile and explain the differences between the values included in your analysis.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company confirms that, prior to the effective date, it will update the Registration Statement with additional disclosure that progressively bridges from the latest price per share to the mid-point of the estimated IPO price range, and that such disclosure will reconcile and explain the differences between the values included in the analysis.

Business

Our suite of proprietary and complementary technologies

Elanco, page 98

7.	We note your response to our prior comment 35. Please expand your disclosure to describe the types of diseases in companion animals and livestock that the lead programs of this ECC are targeting. Also, please disclose to which of your technologies Elanco has access.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 98 of the Registration Statement to describe the types of diseases in companion animals and livestock that the lead programs of this ECC are targeting, and to disclose that Elanco has access to the Company’s full suite of technologies for its use within the fields covered by the ECC.

Certain relationships and related person transactions

Transactions with Third Security, LLC and affiliates, page 138

8.	We note your response to our prior comment 50 that you expanded your disclosure on pages 102-103. We also note that the Biolife Cell Bank, Inc. collaboration agreement is a related party agreement. Accordingly, please also provide a description of the Biolife Cell Bank, Inc. agreement in this section as well.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 141-42 of the Registration Statement to provide a description of the BioLife Cell Bank, Inc. agreement in the “Certain relationships and related person transactions” section.

Jeffrey P. Riedler

Securities and Exchange Commission

July 9, 2013

Financial Statements of Intrexon Corporation

Notes to Consolidated Financial Statements

6. Investment in AquaBounty, page F-38

9.	Please revise your disclosure to remove any reference to the purchase price allocation. Under ASC Topic 805, assets acquired and liabilities assumed are generally recorded at their fair values.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure to remove any reference to purchase price allocation related to its investment in AquaBounty Technologies, Inc.

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If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (804) 697-1239 or John Owen Gwathmey at (804) 697-1225.

Sincerely,

/s/ David I. Meyers

David I. Meyers

Cc:	Mr. Donald Abbott, SEC Staff
Mr. Johnny Gharib, SEC Staff
Mr. John Krug, SEC Staff
Mr. Franklin Wyman, SEC Staff
Mr. Randal J. Kirk, Intrexon Corporation
Mr. Donald P. Lehr, Intrexon Corporation
Mr. John Owen Gwathmey, Troutman Sanders LLP